                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To Primadonna Resorts, Inc.:

We have audited the accompanying consolidated balance sheets of Primadonna Resorts, Inc. (a Nevada corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Primadonna Resorts, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.






                                                 Arthur Andersen LLP

Las Vegas, Nevada
January 29, 1997

                      PRIMADONNA RESORTS, INC. AND SUBSIDIARIES
                            CONSOLIDATED BALANCE SHEETS
                                       ASSETS
                              (Amounts in Thousands)



<Capiton>
                                                      December 31,
                                                1996               1995
                                              ________          ________


CURRENT ASSETS:
   Cash and cash equivalents                  $ 10,027          $  9,148
   Accounts and notes receivable                 1,170             3,311
   Income tax refund receivable                    221               994
   Inventories                                   2,713             2,514
   Prepaid expenses and other                    5,790             6,587
                                              ________          ________
Total current assets                            19,921            22,554
                                              ________          ________

PROPERTY AND EQUIPMENT:
   Buildings and improvements                  187,756           186,001
   Land improvements                            90,950            66,032
   Furniture, fixtures and equipment           130,169           119,318
                                              ________          ________
                                               408,875           371,351
   Less: accumulated depreciation
         and amortization                     (116,183)          (89,999)
                                              ________          ________
                                               292,692           281,352
   Land                                          4,274             3,603
   Construction in progress                      3,949             8,170
                                              ________          ________
                                               300,915           293,125

INVESTMENT IN JOINT VENTURE                     68,593            49,561
                                              ________           _______
NOTES RECEIVABLE, net                            2,926             2,110
                                              ________          ________
OTHER ASSETS                                     7,616             5,869
                                              ________          ________
                                              $399,971          $373,219
                                              ========          ========









The accompanying notes are an integral part of these consolidated statements.

                      PRIMADONNA RESORTS, INC. AND SUBSIDIARIES
                            CONSOLIDATED BALANCE SHEETS
                        LIABILITIES AND STOCKHOLDERS' EQUITY
                      (Amounts in Thousands Except Share Data)



                                                      December 31,
                                                1996               1995
                                              ________          ________


CURRENT LIABILITIES:
   Accounts payable-trade                     $  5,599          $  7,118
   Accrued expenses                             10,684             9,089
   Current portion of long-term debt             1,100                -
                                              ________          ________
Total current liabilities                       17,383            16,207
                                              ________          ________

LONG-TERM DEBT, net of current portion         168,200           145,500
                                              ________          ________

DEFERRED INCOME TAXES PAYABLE                   13,370            15,466
                                              ________          ________

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
   Preferred stock, $.01 par value;
     10,000,000 shares authorized; no
     shares issued and outstanding
   Common stock, $.01 par value;
     100,000,000 shares authorized;
     30,002,975 and 30,765,375 shares
     issued and outstanding in 1996
     and 1995, respectively                        308               308
   Additional paid - in capital                128,236           127,179
   Retained earnings                            85,767            68,999
   Less: treasury stock, at cost               (13,293)             (440)
                                              ________          ________
                                               201,018           196,046
                                              ________          ________
                                              $399,971          $373,219
                                              ========          ========









The accompanying notes are an integral part of these consolidated statements.

                      PRIMADONNA RESORTS, INC. AND SUBSIDIARIES
                         CONSOLIDATED STATEMENTS OF INCOME
                      (Amounts in Thousands Except Share Data)

                                                        Years Ended
                                                        December 31,
                                              _________________________________
                                                1996        1995        1994
                                              ________    ________    ________
REVENUES:
   Casino                                     $170,395    $170,277    $144,939
   Food and beverage                            29,709      28,095      21,298
   Hotel                                        23,584      19,756      12,263
   Entertainment                                11,750      13,207       5,489
   Service station                              14,984      12,966      12,490
   Other                                         6,433       6,789       4,415
   Equity loss in New York - New York           (7,842)        -           -
                                              ________    ________    ________
                                               249,013     251,090     200,894
   Less: promotional allowances                (14,078)    (11,293)     (7,034)
                                              ________    ________    ________
   Net revenues                                234,935     239,797     193,860
                                              ________    ________    ________
COSTS AND EXPENSES:
   Casino                                       51,661      49,799      38,469
   Food and beverage                            27,214      26,017      21,385
   Hotel                                        11,369      10,968       7,816
   Entertainment                                 5,492       5,636       3,270
   Service station                              13,846      11,958      11,510
   Other                                         2,922       3,046       2,296
   Selling, general and administrative          44,611      42,330      31,859
   Property costs                               18,306      18,986      14,027
   Depreciation and amortization                27,358      27,065      18,673
   Pre-opening costs                             1,144         -         2,995
                                              ________    ________    ________
                                               203,923     195,805     152,300
                                              ________    ________    ________
   Income from operations                       31,012      43,992      41,560

OTHER INCOME (EXPENSE)
   Interest expense, net                        (4,923)     (7,875)     (2,342)
                                              ________    ________    ________
   Income before income taxes                   26,089      36,117      39,218

INCOME TAXES:
   Income tax provision                          9,321      12,810      12,756
                                              ________    ________    ________
NET INCOME:                                   $ 16,768    $ 23,307    $ 26,462
                                              ========    ========    ========
   Earnings per share                            $0.55       $0.76       $0.86
                                              ========    ========    ========
   Weighted average number of shares of
     common stock outstanding               30,535,221  30,801,430  30,818,432
                                            ==========  ==========  ==========

The accompanying notes are an integral part of these consolidated statements.

                      PRIMADONNA RESORTS, INC. AND SUBSIDIARIES
                   CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                      (Amounts in Thousands Except Share Data)


                                                          Additional
                                 Common Stock    Treasury  Paid-in  Retained
                                Shares   Amount    Stock   Capital  Earnings     Total
                              __________ ______  ________  _______  ________   ________
Balances, December 31, 1993   30,670,000   $307 $    -    $125,299   $19,230   $144,836
Net income                        -         -        -        -       26,462     26,462
Exercise of stock options          3,875    -        -          59      -            59
                             ___________  _____  _______  ________  ________  _________

Balances, December 31, 1994   30,673,875    307      -     125,358    45,692    171,357
Net income                        -         -        -        -       23,307     23,307
Exercise of stock options        121,500      1      -       1,821      -         1,822
Purchase of treasury stock       (30,000)   -       (440)     -         -          (440)
                             ___________  _____  ________  _______   _______   ________

Balances, December 31, 1995   30,765,375    308     (440)  127,179    68,999    196,046
Net income                           -      -        -         -      16,768     16,768
Exercise of stock options         42,600    -        -       1,057       -        1,057
Purchase of treasury stock      (805,000)   -    (12,853)      -         -      (12,853)
                             ___________  _____  ________  _______   _______   ________

Balances, December 31, 1996   30,002,975   $308 $(13,293) $128,236   $85,767   $201,018
                             ===========  =====  ======== ========   =======   ========

























The accompanying notes are an integral part of these consolidated statements.

                       PRIMADONNA RESORTS, INC. AND SUBSIDIARIES
                         CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (Amounts in Thousands)

                                                        Year Ended
                                                        December 31,
                                              _________________________________
                                                1996       1995        1994
                                              ________    ________    ________

CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                 $ 16,768    $ 23,307    $ 26,462
   Adjustments to reconcile net income to
     net cash provided by operating activities:
     Depreciation and amortization              27,358      27,065      18,673
     Amortization of debt issuance costs           425         536         185
     Equity loss in New York - New York          7,842         -           -
     Allowance for doubtful accounts             1,852         -           -
     Pre-opening costs                           1,144         -         2,995
     Increase in life insurance cash
       surrender value                             (75)       (299)        -
     Gain on sale of assets                       (314)       (334)        -
     Deferred income taxes                      (1,771)       6,147      3,786
     Change in current assets and liabilities
       due to operating activities:
       (Increase) decrease in accounts and
         notes receivable                        1,581        (764)         (7)
       (Increase) decrease in income tax
         refund receivable                         773       1,862      (2,856)
       (Increase) in inventories                  (199)       (196)     (1,029)
       (Increase) decrease in prepaid expenses
         and other                                 472        (883)       (549)
       Increase (decrease) in accounts
         payable - trade                        (1,519)      2,352       2,562
       Increase in accrued expenses              1,595       2,931       3,595
       Decrease in income taxes payable            -           -          (675)
                                              ________    ________    ________
     Total adjustments                          39,164      38,417      26,680
                                              ________    ________    ________

Net cash provided by operating activities       55,932      61,724      53,142
                                              ________    ________    ________

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchases of property and equipment         (35,158)    (36,970)   (155,463)
   Decrease in construction payables               -        (4,621)     (6,032)
   Investment in joint venture                 (26,874)    (45,687)     (5,845)
   Increase in other assets                     (4,670)     (3,438)     (1,580)
   Proceeds from disposal of other assets          789       2,940         -
   Pre-opening costs                            (1,144)        -        (2,995)
                                              ________    ________    ________
Net cash used in investing activities          (67,057)    (87,776)   (171,915)
                                              ________    ________    ________

The accompanying notes are an integral part of these consolidated statements.

                      PRIMADONNA RESORTS, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (Amounts in Thousands)

                                                        Year Ended
                                                        December 31,
                                              _________________________________
                                                1996        1995        1994
                                              ________    ________    ________

CASH FLOWS FROM FINANCING ACTIVITIES:
   Net proceeds from issuance of common stock $  1,057    $  1,822    $     59
   Purchase of treasury stock                  (12,853)       (440)        -
   Proceeds from issuance of long-term debt     70,400     209,400     115,000
   Debt issuance costs                             -        (1,504)     (1,771)
   Principal payments of long-term debt        (46,600)   (180,000)        -
                                               _______    ________    ________

Net cash provided by
   financing activities                         12,004      29,278     113,288
                                               _______    ________    ________

Net increase (decrease) in cash and
   cash equivalents                                879       3,226      (5,485)

Cash and cash equivalents, beginning of year     9,148       5,922      11,407
                                              ________    ________    ________

Cash and cash equivalents, end of year        $ 10,027    $  9,148    $  5,922
                                              ========    ========    ========
























The accompanying notes are an integral part of these consolidated statements.

                    PRIMADONNA RESORTS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




1. ORGANIZATIONAL STRUCTURE AND BASIS OF PRESENTATION

The consolidated financial statements of Primadonna Resorts, Inc., a Nevada corporation, include the accounts of its wholly-owned subsidiaries, The Primadonna Corporation, PRMA Land Development Company, and PRMA Las Vegas, Inc. (collectively, the "Company"). The Company owns and operates three hotel-resort/casinos; Whiskey Pete's Hotel & Casino ("Whiskey Pete's"), Primadonna Resort & Casino ("Primadonna"), and Buffalo Bill's Resort & Casino ("Buffalo Bill's"). Investments in unconsolidated affiliates which are 50% or less owned are accounted for under the equity method.

All of the Company's existing business activities are conducted by The Primadonna Corporation. PRMA Land Development Company owns and operates the Company's Primm Valley Golf Club in California. PRMA Las Vegas, Inc. holds the Company's investment in a joint venture with MGM Grand, Inc., which owns and operates the NEW YORK-NEW YORK Hotel & Casino, LLC in Las Vegas, Nevada.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses for the reported periods. Actual results may differ from those estimates. Significant intercompany and interdivision accounts and transactions have been eliminated.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Casino Revenues and Promotional Allowances

Casino revenues represent the net win from gaming wins and losses. The retail value of food, beverage, and hotel rooms provided to customers without charge, is included in gross revenues, and then deducted as promotional allowances. The estimated departmental costs of providing such promotional allowances is included in casino costs and expenses as follows:

                                                   Years Ended December 31,
                                                1996        1995        1994
                                              ________    ________    ________
                                                        (In thousands)
Food and beverage                             $  6,534    $  6,536    $  4,388
Hotel                                            2,403       1,265         888
Other                                            1,022       1,273         293
                                              ________     _______     _______
                                              $  9,959    $  9,074    $  5,569
                                              ========    ========    ========

b. Cash and Cash Equivalents

Cash equivalents are stated at market value and consist of highly liquid investments with a maturity of less than three months. There were no significant or unrealized gains or losses from cash equivalent investments during the years ended December 31, 1996, 1995, and 1994. The Company's cash management policies, at times, causes deficit ledger balances in the general disbursement accounts, which amounted to $2,089,000 and $2,203,000 at December 31, 1996 and 1995, respectively.

c. Inventories

Inventories are valued at the lower of cost or market as determined on the first-in, first-out method.

d. Property and Equipment

Property and equipment are recorded at cost. Depreciation and amortization are provided for on the straight-line method over the following estimated useful lives:

Buildings and improvements                       10 to 40 years
Land improvements                                 5 to 15 years
Furniture, fixtures and equipment                 3 to 12 years

Normal repairs and maintenance are charged to expense when incurred. Expenditures which materially extend the useful life of assets are capitalized.

e. Capitalized Interest

The Company capitalizes interest costs associated with debt incurred in connection with major construction projects. Interest capitalized was $6,100,000, $4,665,000, and $2,048,000 for the years ended December 31, 1996,
1995, and 1994, respectively.

f. Pre-Opening Costs

During construction of a new facility, the Company defers certain operating costs, including incremental salaries and wages, as pre-opening costs. Upon substantial completion of the facilities or commencement of operations, the Company expenses all such pre-opening costs.

g. Stock Options

The Company has adopted SFAS No. 123- "Accounting for Stock Based Compensation". As provided by SFAS No. 123, the Company accounts for stock options under Accounting Principles Board (APB) Opinion No. 25- "Accounting for Stock Issued to Employees". The Company discloses the pro forma net income and earnings per share effect as if the Company had used the fair value based method prescribed under SFAS No. 123.

h. Development Costs

The Company defers costs associated with projects in jurisdictions in which gaming has been approved and the Company has identified a site; otherwise these costs are expensed as incurred.

i. Reclassifications

The consolidated financial statements for prior periods reflect certain reclassifications to conform with classifications adopted in 1996.

3. STATEMENT OF CASH FLOWS

The following supplemental disclosures are provided as part of the accompanying consolidated statements of cash flows:

                                                   Years Ended December 31,
                                                1996        1995        1994
                                              ________    ________    ________
                                                        (In thousands)

Cash payments made for interest
  (net of amounts capitalized)                $  5,274    $  6,899    $  1,753
                                              ========    ========    ========

Cash payments made for income taxes           $  9,900    $  4,800    $ 12,500
                                              ========    ========    ========

4. INVESTMENT IN JOINT VENTURE

On December 28, 1994 the Company and MGM Grand, Inc.("MGM"), formed a joint venture to own and operate the NEW YORK - NEW YORK Hotel & Casino, LLC. The hotel/casino, which cost $460 million, was completed in December 1996. The Company holds a 50% interest in the joint venture. The Company has contributed $62.5 million in cash and certain rights to the New York theme from a third party licensor to the joint venture. MGM has contributed $22.5 million in cash and land upon which the property is located, valued at $41.2 million, to the joint venture. The joint venture secured limited recourse bank financing of $285 million, and term loan financing of $20 million, which funded the construction of, and equipment for, the hotel/casino. The joint venture partners have executed Keep-Well Agreements in conjunction with the financing.

Summary condensed financial information for the joint venture is as follows:

                                                Year Ended December 31,
                                                         1996
                                              ____________________________
                                                    (In thousands)
Net revenues                                         $    345
Operating loss                                        (15,830)
Interest income, net                                      147
Net loss                                              (15,683)

Total assets                                         $457,090
Long-term debt                                        285,000
Member equity                                         111,664

Pre-opening costs of $15,762,000 were expensed in the year ended December 31, 1996, and are included in the operating loss reflected above.

5. NOTES RECEIVABLE

The Company entered into an agreement to loan Southwest Casino and Hotel Corp. ("Southwest"), a developer and manager of Native American gaming enterprises, $1,600,000. This Convertible Term Promissory Note bears interest at 8%. Interest is payable quarterly beginning January 15, 1997, and the principal is due on or before July 15, 2000. This note may be converted, in whole, into 16,000 shares of Series B Convertible Preferred Stock. Southwest has not made payments on the note, and collectability is in doubt. The Company has recorded a reserve of $1,600,000 on the note and further reserved $252,000 of interest due.

Additionally, the Company entered into a Demand Promissory Note with Southwest in July 1995 to loan an aggregate of $2,248,000 to Southwest for construction of the Kickapoo gaming facility in Eagle Pass, Texas. The note bears interest at 12% for the first six months, 15% the next six months, and 18% thereafter. Principal and interest are payable on demand, or, if no demand, $24,800 monthly beginning December 1996, $34,800 monthly beginning December 1997, $70,000 monthly beginning December 1998, with the remaining principal and interest due December 31, 1999. The note also requires the borrower to use its best efforts to obtain take-out financing in an amount equal to at least 75% of the principal amount of the note. Amounts advanced at December 31, 1996 and 1995 were $2,248,000 and $438,000, respectively. At December 31, 1996, $151,000 of accrued interest is outstanding, and classified as long-term. Southwest has not made payments on this note since the December 1996 payment. This note is secured by the management contract on the Kickapoo gaming facility, a deed of trust, and a UCC-1 financing statement. No reserve has been recorded on this note.

In connection with casino development efforts in Maryland, the Company entered into a letter of intent ("Letter") for a proposed joint venture. Pursuant to the terms of the Letter, the Company advanced funds for the development of an office and apartment building, which would have included a casino entertainment complex. The Letter was terminated on December 20, 1995, and the amounts advanced at December 31, 1995 were $1,246,000. The notes outstanding were non-interest bearing until the maturity date, December 20, 1996, at which time the notes were paid.

                                              Years Ended December 31,
                                                  1996        1995
                                              ________    ________
                                                  (In thousands)

Convertible Term Promissory Note, 8%,
  due July 15, 2000, and related interest     $  1,852    $  1,600
Demand Promissory Note, 12-18%, due
  December 1, 1999, and related interest         2,399         634
Promissory Note, non-interest bearing,
  due December 20, 1996                            -           923
Promissory Note, non-interest bearing,
  due December 20, 1996                            -           323
Amount due on life insurance policies(Note 6)      527         510
Allowance for doubtful accounts                 (1,852)        -
                                              ________    ________
                                                 2,926       3,990

Less: current portion                              -         1,880
                                              ________    ________
                                              $  2,926    $  2,110
                                               =======     =======

6. LIFE INSURANCE

Included in Other Assets is the cash surrender value of various life insurance policies held on behalf of the Company's principal shareholder and Chairman of the Board. The aggregate face value of all policies was $94 million at December 31, 1996 and 1995. The Company is the primary beneficiary on $24 million of face value on the policies. The Company's principal shareholder and Chairman of the Board has agreed to reimburse the Company, with respect to certain policies with a face value of $70 million, for the difference between premiums paid by the Company and such policies' cash surrender value.

7. ACCRUED EXPENSES

Accrued expenses consist of the following:

                                              Years Ended December 31,
                                                 1996        1995
                                              ________    ________
                                                   (In thousands)

Compensation and related benefits             $  4,422    $  3,837
Unredeemed chips and token liability             1,178         601
Accrued gaming taxes                               716         852
Progressive jackpot liabilities                    652         703
Accrued sales and use taxes                      1,235         883
Accrued interest                                 1,040       1,490
Other                                            1,441         723
                                               _______     _______
                                              $ 10,684    $  9,089
                                               =======     =======

8. LONG-TERM DEBT

As of December 31, 1996 and 1995, the Company had an outstanding balance of $167,800,000 and $144,000,000, respectively, on its Reducing Revolving Bank Credit agreement. The Company incurred a liability in connection with the acquisition of the NEW YORK-NEW YORK theme rights of $1,100,000, due January 6, 1997, and $400,000 due January 7, 1998. At December 31, 1996, the
$1,100,000 due for the theme rights is reflected as a current obligation.

The Reducing Revolving Bank Credit agreement entered into on December 28, 1993, was amended and restated on July 17, 1995, and amended on March 27, 1996 (the "Agreement"). The Agreement provides for a maximum principal balance of $250,000,000, with scheduled reductions which will reduce the maximum permitted balance to $212,500,000 as of August 18, 1997, $175,000,000 as of February 18,
1999, $125,000,000 as of February 18, 2000, with the remaining principal balance due July 18, 2000.

The Agreement provides for interest payments at least quarterly, at the prime rate or LIBOR, plus a sliding margin, based primarily upon the Company's debt to earnings before interest, taxes, depreciation and amortization ("EBITDA") ratio. The margin for the prime rate ranges between 0% and 1.0%, while the margin for LIBOR ranges between 1.0% and 2.0%. The weighted average interest rate at December 31, 1996, was 7.8% and at December 31, 1995, was 7.5%. The Company incurs commitment fees of .35% to .5% for the unused portion of the Agreement, depending upon the debt to EBITDA ratio achieved by the Company. The obligation is secured by a deed of trust on all real property, leasehold interests in real property, and personal property of the Company. The Agreement contains certain restrictive covenants relating to the use of proceeds, sale or transfer of assets, the incurrence of additional debt over a specified level, capital expenditures, maintenance of certain minimum financial ratios, and a minimum tangible net worth.

9. INCOME TAXES

The Company files a consolidated federal income tax return. The provision (benefit) for income taxes consists of the following:

                                                   Years Ended December 31,
                                                1996        1995        1994
                                              ________    ________    ________
                                                        (In thousands)

Current                                       $ 11,092    $  6,663    $  8,970
Deferred                                        (1,771)      6,147       3,786
                                              ________    ________    ________
                                              $  9,321    $ 12,810    $ 12,756
                                              ========    ========    ========

The tax effect of significant temporary differences representing deferred tax assets and liabilities for the Company is as follows:

                                              Years Ended December 31,
                                                 1996        1995
                                              ________    ________
                                                   (In thousands)

Deferred tax assets (liabilities):
  Current
    Progressive jackpots                      $     55    $    179
    Accrued vacation, workers compensation,
      and group health                             389         377
    Inventories                                     30         170
    Outstanding chip and token liability           182         176
    Other                                          (59)         20
                                              ________    ________
                                                   597         922
                                              ________    ________

  Long-term:
    Depreciation                               (16,634)    (15,531)
    Pre-opening costs                              394         -
    Bad debt allowances                            648         -
    Joint venture timing differences             2,185         -
    Other                                           37          65
                                              ________     _______
                                               (13,370)    (15,466)
                                              ________     _______
                                              $(12,773)   $(14,544)
                                              ========    ========

The Company did not record a valuation allowance at December 31, 1996 or 1995, relating to recorded tax benefits, because all benefits are likely to be realized. The net current deferred tax asset is included in Prepaid expenses and other in the accompanying consolidated balance sheets.

The provision for income taxes differs from the amount computed at the federal statutory rate as a result of the following:

                                                   Years Ended December 31,
                                                1996        1995        1994
                                                _____       _____       _____
Federal Statutory rate                            35%         35%         35%
Permanent differences                              1          -            1
Change in deferred tax liability due to
  IRS adjustment of S corporation taxable
  income                                          -           -           (3)
                                                _____       _____       _____
Effective tax rate                                36%         35%         33%
                                                =====       =====       =====

In 1994, the Internal Revenue Service (IRS) completed an audit of the Company's income tax returns as a Subchapter S corporation for the fiscal years 1990 to 1993. As a result of the audit, an additional tax liability, due primarily to adjustments of certain fixed asset depreciable lives, was assessed against the Company's then Subchapter S shareholders. Because the adjustment decreased the differences between accounting and tax expense items, the deferred tax liability and tax provision were reduced, on a one-time basis, by $1.2 million.

10. LEASES

The Company entered into a lease agreement on July 1, 1993 which covers the property upon which Whiskey Pete's, Primadonna, and Buffalo Bill's are located. The land is owned by Primm South Real Estate Company ("Primm South"). Certain shareholders and one Director of the Company are shareholders of Primm South. The lease has an initial term of 50 years, with an option to extend for one additional 25 year period. Monthly lease payments were $258,000 through June 1994, $417,000 through June 1995, $429,000 through June 1996, and are currently $441,000 through June 1997. Lease payments are subject to annual increases based upon the Consumer Price Index, not to exceed 8% per year. The lease provides for the base rent to be adjusted every 8 years, based upon appraisal. The Company is required to pay all taxes, insurance, utilities, and maintenance expenses related to the property.

The lease further provides the Company with the exclusive right to conduct gaming activities on the landlord's property in Primm, Nevada, for 10 years, for a $100,000 annual fee. This right can be extended, at the Company's option, for consecutive 10 year periods so long as the Company is in compliance with the lease agreement. At each renewal period, the fee will be increased by the Consumer Price Index, subject to a maximum annual increase of 8%.

Future minimum lease payments, for all leases with noncancelable lease terms in excess of one year, at December 31, 1996 are as follows:

                                                Years ending December 31,
                                                _________________________
                                                   (In thousands)
1997                                                 $  5,446
1998                                                    5,410
1999                                                    5,393
2000                                                    5,393
2001                                                    5,393
Thereafter                                           $219,784

Rent expense is as follows:

                                                   Years Ended December 31,
                                                1996        1995        1994
                                              ________    ________    ________
                                                        (In Thousands)

                                              $  5,609    $  5,764    $  4,615
                                              ========    ========    ========

11. RELATED-PARTY TRANSACTIONS

The Company leases certain property from Primm South as discussed in Note 10. Included in property costs and expenses for the years ended December 31, 1996, 1995 and 1994, is a lease expense of $5,320,000, $5,175,000, and $4,021,000, respectively.

The Company has an agreement with the Chairman of the Company that provides for each party to share undivided interests of 75% and 25%, respectively, in a jet aircraft. Operational expenses are borne by the participants based upon actual flight hours utilized by each party.

The Company had entered into an agreement with one of the Company's shareholders, to display advertising on a race car owned by the shareholder's company. The agreement was ended in 1994. In 1994, the Company paid $250,000 to the shareholder's racing company.

In September 1996, the Company entered into a new two-year agreement with a director of the Company for certain consulting services. Contract terms provide for monthly payments of $12,500 and include an option to renew the agreement for one additional year. The agreement provides for a waiver of any fees to which the director would otherwise be entitled to in his capacity as a director of the Company. This agreement replaces a substantially similar agreement executed in September 1993 for a one year term with two one year renewal options. The Company exercised its option to renew the agreement in September 1994 and 1995. Fees of $150,000 were incurred for the years ended December 31, 1996, 1995, and 1994. The director is also a partner in a law firm which provides legal services to the Company. The total amount for such services were $264,000, $250,000, and $284,000 for the years ended December 31, 1996, 1995, and 1994, respectively.

12. CAPITAL STOCK, STOCK OPTIONS AND INCENTIVES

a. Authorized Shares

The authorized capital stock of the Company consists of 10,000,000 shares of preferred stock, $.01 par value, and 100,000,000 shares of common stock, $.01 par value. The preferred stock may be issued in one or more series having such respective terms, rights, and preferences as are designated by the Board of Directors. No preferred stock has been issued.

b. Treasury Stock

In September 1995, the Board of Directors authorized the Company to acquire up to $15 million of the Company's outstanding common shares. In November 1996, the Board increased the total stock repurchase authorization to $50 million. As of December 31, 1996, the Company has acquired 835,000 shares for $13.3 million. As of February 28, 1997, the Company had acquired an additional 100,000 shares for $1.8 million.

c. Stock Incentive Plan

The Company's Board of Directors adopted the 1993 Stock Incentive Plan ("Plan"),amended June 1995, for officers, employees, employee-directors, consultants, or advisors. A maximum of 3,000,000 shares of common stock had been reserved for issuance under the Plan, as amended, which will terminate after 10 years. In November 1995, the Company's Compensation Committee amended all outstanding stock options to reduce the exercise price per share to $15 (the market price on the date of amendment). Excluded from the amendment were those stock options which had been issued in connection with the Company's initial public offering.

The Plan is administered by a committee of the Board of Directors appointed for that purpose, which may amend or terminate the Plan, select those who will be granted awards (as defined by the Plan), and determines the amount, type, terms, and conditions of awards. The committee may enter into any arrangements involving the issuance of (i) common stock, (ii) an option, warrant, convertible security, stock appreciation right, or similar right, with an exercise or conversion privilege at a fixed or variable price related to the common stock or other equity securities of the Company, and/or the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions, or (iii) any similar security with a value derived from the value of the common stock or other equity securities of the Company, other than securities that do not constitute derivative securities.

Option activity under the Stock Incentive Plan was as follows:

                                           Number             Price Range
                                         of Shares             of Options
                                         _________            ___________
Balance, December 31, 1993                560,500             $15.00-$32.00
  Granted                                 639,500             $15.00-$31.75
  Exercised                                (3,875)            $15.00
  Canceled                                (55,000)            $15.00-$32.00
                                         _________
Balance, December 31, 1994               1,141,125            $15.00-$32.00
  Granted                                  987,000            $15.00-$24.75
  Exercised                               (121,500)           $15.00
  Canceled                                (785,000)           $15.00-$32.00
                                         _________
Balance, December 31, 1995               1,221,625            $15.00
  Granted                                  534,000            $14.25-$24.13
  Exercised                                (42,600)           $15.00
  Canceled                                (431,200)           $15.00-$21.75
                                        __________
Balance, December 31, 1996               1,281,825            $14.25-$24.13
                                        ==========

As of December 31, 1996, 1995, and 1994, 304,525, 241,225, and 106,625 options, respectively, were exercisable at $15.00.

The Company grants stock options to various employees and directors. The options vest ratably over 3 to 5 years, with an expiration 10 years from date of issuance. The exercise price is the market value on the date granted. The weighted average exercise prices of the 1996 and 1995 grants were $19.65 and $15.00, respectively. The Company applies APB Opinion No. 25 and related interpretations in accounting for the plan. Accordingly, no compensation expense has been recognized for the stock options. In accordance with SFAS No. 123, the Company has calculated, on a pro forma basis, the estimated compensation expense related to its stock option programs utilizing the following assumptions for the grants in 1996 and 1995, respectively: the risk free interest rate for 5 year bonds is 5.83% and 6.32%, the expected volatility is 19% and 18% over the 4.39 and 4.45 years weighted average term of the options, and expected forfeitures are 45% in both years. The effect on net income and earnings per share would be as follows:

                                              Years Ended December 31,
                                                 1996        1995
                                              ________    ________
                                         (In Thousands, except share data)

Net income as reported                        $ 16,768    $ 23,307
Pro forma                                     $ 16,164    $ 22,946
                                              ========    ========

Primary earnings per share as reported        $ .55       $ .76
Pro forma                                     $ .53       $ .74
                                              ======      =====

Fully diluted earnings per share as reported  $ .55       $ .76
Pro forma                                     $ .53       $ .74
                                              ======      =====

d. Eligible Directors' Stock Option Plan

In 1993, the Company adopted the Eligible Directors' Stock Option Plan ("Directors Plan"). A maximum of 300,000 shares of common stock have been reserved for issuance under the Directors' Plan, which will terminate in 10 years. The Directors' Plan provides that each person who is an eligible director at the time the Company first registers its common stock under Section 12 of the Securities Exchange Act of 1934, as amended, will be granted an option to purchase 4,500 shares of common stock at an exercise price equal to the initial public offering price. At each annual shareholders' meeting, commencing in 1994, each eligible director will receive an option to purchase 4,500 shares of common stock. Any person elected as an eligible director at least 90 days before an annual meeting, will also be granted an option for 4,500 shares. The options granted to the directors are exercisable at a rate of 1,500 shares per year commencing on the first anniversary after the date of grant, provided that all options expire 10 years after the date of grant. The exercise price of the options shall be the fair market value of the common stock on the date of grant of the option. In 1996, the Board of Directors granted each eligible director an additional 5,000 shares.

Option activity under the Eligible Directors' Plan was as follows:

                                           Number             Price Range
                                         of Shares             of Options
                                         _________            ___________
Balance, December 31, 1993                   9,000            $31.25
  Granted                                    9,000            $23.25-$25.25
  Canceled                                  (4,500)           $31.25
                                         _________
Balance, December 31, 1994                  13,500            $23.25-$31.25
  Granted                                   13,500            $15.00-$24.50
                                         _________
Balance, December 31, 1995                  27,000            $15.00-$31.25
  Granted                                   28,500            $24.13
                                        __________
Balance, December 31 ,1996                  55,500            $15.00-$31.25
                                        ==========

13. COMMITMENTS AND CONTINGENCIES

a. Southwest joint venture

On January 16, 1996, the Company and Southwest entered into an agreement to fund the development of a casino for the Kickapoo Traditional Tribe of Texas in Eagle Pass, Texas (see Note 5). Southwest was required to post an $800,000 letter of credit in favor of the Kickapoo Tribe. The Company has issued an $800,000 reducing letter of credit on behalf of Southwest. At December 31, 1996, the balance under the letter of credit had been reduced to $601,000.

b. Litigation

Currently, there are lawsuits pending against the Company arising in the normal course of business. In management's opinion, the ultimate outcome of these matters will not have a material adverse effect on the results of operations or the financial position of the Company.